Exhibit (d)(5)

February 23, 2009

Dr. Douglas L. Whiting

3205 Fosca Street

Carlsbad, CA 92009

Dear Dr. Whiting:

As you know, Exar Corporation (“Exar”) and your employer, hi/fn, inc. (the “Company”), intend to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company will (subject to the satisfaction of the terms and conditions of the Merger Agreement) become a wholly-owned subsidiary of Exar. The terms of this letter agreement, including your acceptance, are contingent upon the occurrence of the Closing (as defined in the Merger Agreement) and become effective at the Effective Time (as defined in the Merger Agreement). We are pleased to offer you a part-time position with Exar as Vice President, reporting to George Apostol, Chief Technology Officer. Your starting annual salary will be $100,000 paid bi-weekly in accordance with Exar’s standard payroll practices.

You will be included in the FY2010 Key Employee Incentive Compensation Program, effective from April 1, 2009 to March 31, 2010. Your target award will be 35% of your annual base salary. Your actual bonus will be determined and paid in accordance with the terms of the program. All amounts due hereunder are subject to payroll deductions and withholdings as are required by law.

You will be granted 90,000 stock options on the first trade date of the month following the occurrence of the Effective Time. Stock options vest 25% per year over a four year period and the option price is established as the closing value of the stock on the date of the grant. You will also be granted 12,000 restricted stock units (RSUs) on the first trade date of the month following the occurrence of the Effective Time, which vest 33 1/3% per year over a three year period. These awards are subject to the terms and conditions set forth in the applicable award agreements.

You will be employed by Exar on an “at-will” basis. This means that your employment with Exar is not for any specified period of time and can be terminated by you or by Exar at any time, with or without advance notice, for any or no particular reason, and with or without Cause (as defined herein). The “at-will” nature of your employment may be changed only by an express written agreement that is signed by Exar’s Chief Executive Officer.

In the event that your employment with Exar is terminated within two (2) years following the Effective Time either by Exar without Cause or by you for Good Reason, (i) you will be entitled to receive, within sixty (60) days following your termination and subject to all applicable withholdings, a lump sum severance payment equal to six (6) months base salary at the monthly rate in effect on the date of such termination (the “Termination Date”), and (ii) with respect to all options, restricted stock unit awards and other equity-based awards granted to you by Exar, (a) in the event the Termination Date occurs on or before the first anniversary of the Effective Time, accelerated vesting of any outstanding and otherwise unvested portion of such awards that would have vested during the two (2) year period following the Termination Date but for such termination of your employment, or (b) in the event the Termination Date occurs after the first anniversary of the Effective Time and on or before the second anniversary of the Effective Time, accelerated vesting of any outstanding and otherwise unvested portion of such awards that would have vested during the one (1) year period following the Termination Date but for such termination of your employment; provided, however, that Exar’s obligation to provide such severance payment and such accelerated vesting shall be contingent upon your providing to Exar, upon or promptly following the Termination Date, a valid, executed general release agreement substantially in the form attached hereto as Exhibit A, and such release agreement not having been revoked by you pursuant to any revocation rights afforded by applicable law.

Notwithstanding the foregoing paragraph, in the event there is a Change of Control and your employment with Exar is terminated within twelve (12) months following the Change of Control date either by Exar without Cause or by you for Good Reason, (i) you will be entitled to receive, within sixty (60) days following your termination and subject to all applicable withholdings, a lump sum severance payment equal to six (6) months base salary at the monthly rate in effect on the Termination Date, and (ii) all options, restricted stock unit awards and other equity-based awards granted to you by Exar, to the extent outstanding and unvested on the Termination Date, will be fully vested as of the Termination Date; provided, however, that Exar’s obligation to provide such severance payment and such accelerated vesting shall be contingent upon your providing to Exar, upon or promptly following the Termination Date, a valid, executed general release agreement substantially in the form attached hereto as Exhibit A, and such release agreement not having been revoked by you pursuant to any revocation rights afforded by applicable law. For purposes of clarity, in the event that you become entitled to the severance benefits set forth in this paragraph, you will not be entitled to any severance benefits under the paragraph that immediately precedes this paragraph.

As used herein, the term “Cause” means (i) your conviction of any felony or conviction of any crime involving moral turpitude or dishonesty; (ii) participation in a fraud or act of dishonesty against Exar; (iii) conduct by you which, based upon a good faith and reasonable factual investigation and determination by Exar, demonstrates gross incompetence; or (iv) intentional, material violation by you of any contract between you and Exar or any statutory duty of you to Exar that is not corrected within thirty (30) days after written notice to you thereof. Physical or mental disability shall not constitute “Cause.”

As used herein, the term “Good Reason” means, without your express written consent, (i) a material diminution in your authority, duties or responsibilities, (ii) a material diminution in your base compensation, or (iii) a request by the Company that you relocate to a worksite that is more than thirty-five (35) miles from your prior worksite, provided that any such diminution or relocation request shall not constitute “Good Reason” unless both (x) you provide written notice to Exar of the condition claimed to constitute Good Reason within ninety (90) days of the initial existence of such condition, and (y) Exar fails to remedy such condition within thirty (30) days of receiving such written notice thereof; and provided, further, that in all events the termination of your employment with Exar shall not be treated as a termination for “Good Reason” unless such termination occurs not more than six (6) months following the initial existence of the condition claimed to constitute “Good Reason.”

As used herein, the term “Change of Control” means (i) a dissolution or liquidation of Exar; (ii) a merger or consolidation in which Exar is not the surviving corporation; (iii) a reverse merger in which Exar is the surviving corporation but the shares of Exar’s common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; (iv) any other capital reorganization in which more than thirty-five percent (35%) of the shares of Exar entitled to vote are exchanged, excluding in each case a capital reorganization in which the sole purpose is to change the state of incorporation of Exar; (v) a transaction or group of related transactions involving the sale of all or substantially all of Exar’s assets; or (vi) the acquisition by any person, entity or group (excluding any employee benefit plan, or related trust, sponsored or maintained by Exar or any Exar subsidiary) of the beneficial ownership, directly or indirectly, of securities of Exar representing more than thirty-five percent (35%) of the combined voting power in the election of directors. For purposes of this paragraph, acquisition of ownership interests by any employee of Exar or its subsidiaries, whether through a “management buy-out” or otherwise, shall not constitute a “Change of Control.”

In connection with the Merger Agreement, for a period of two (2) years after the Effective Time (the “Restricted Period”), you shall not engage in any of the following activities anywhere within the Covered Area (as defined below), except when acting within the course and scope of your employment with Exar (collectively, the “Restrictive Covenants”):

(a) engage, directly or indirectly, in the business of creating, improving, developing, servicing, manufacturing, marketing, licensing, and/or selling technology designed to accelerate, secure, protect, classify, and/or compress information, including but not limited to security acceleration and compression boards, silicon security solutions and software for manufacturers of networking, storage and/or security products, as well as any other business that the Company engaged in at any time during the 24 month period prior to the Effective Time and that the Company demonstrably anticipates conducting as of the Effective Time (the “Restricted Business”).

(b) engage, directly or indirectly, in soliciting, recruiting, requesting, inducing or encouraging any person who was an employee, independent contractor or consultant of the Company as of the Effective Time to terminate his or her employment with Exar or become employed or engaged as an employee, independent contractor or consultant to any other person or business entity;

(c) engage, directly or indirectly, in soliciting, inducing, encouraging, taking away, causing the reduction of, or diverting any customers, business, patronage or orders for, or the sales of, any products or services related to the Restricted Business;

(d) engage, directly or indirectly, in interfering with, disrupting or attempting to disrupt the relationship, contractual or otherwise, between Exar and any customers of the Company as of the Effective Time that remain or become a customer of Exar following the Effective Time.

For purposes of the Restrictive Covenants, (i) the phrase “engage, directly or indirectly” means engaging or having an interest in, directly or indirectly, as owner, partner, participant of a joint venture, trustee, proprietor, shareholder, member, manager, director, officer, employee, independent contractor, capital investor, lender, guarantor, credit enhancer, consultant, or an advisor or similar capacity to a business or enterprise engaged in the Restricted Business; (ii) the “Covered Area” means each city, town, state. and province in the United States, Canada, Mexico, China, Hong Kong, Japan, India, Indonesia, Australia, New Zealand, Philippines, Singapore, Taiwan, Thailand, Malaysia, Argentina, Brazil, Chile, Peru, Venezuela, Belgium, Croatia, Denmark, England, France, Greece, Germany, Ireland, Italy, the Netherlands, Norway, Russia, Scotland, Spain, Sweden, Wales, and each other country in North America, Asia, Europe, Central America, South America, Africa, or anywhere else in the world; and (iii) “within the Covered Area” includes the sale, marketing or distribution to a person or entity in or within, or for resale within, the Covered Area even if the service is performed in another state, territory, jurisdiction or country or the product sold or distributed is manufactured in or marketed, sold or shipped from another place.

You acknowledge and agree that the Restrictive Covenants shall be construed as a series of separate covenants, one for each county, city, state, nation, and other political subdivision. Except for geographic coverage, each such separate covenant shall be deemed otherwise identical in terms. If, in any judicial or arbitral proceeding, a court or arbitrator shall refuse to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be deemed eliminated from this Agreement for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced by such court. It is the intent of the parties that the covenants set forth in this letter agreement be enforced to the maximum degree permitted by applicable law.

You further acknowledge that (i) as a result of your employment with the Company, you have been given access to and developed various trade secrets, technology and confidential information of the Company and assisted the Company develop and create goodwill; (ii) a material aspect of Exar’s decision to enter into the Merger Agreement is the acquisition of the Company’s trade secrets, technology, confidential information and goodwill for the purposes of Exar’s carrying on a business that is similar to the business of the Company; (iii) the Company currently engages in the Restricted Business globally and throughout the Covered Area and such business is very competitive; (iv) your agreement to enter into the Restrictive Covenants is a material inducement to Exar’s willingness to enter into the Merger Agreement; (v) the scope of activities, duration and geographic scope of the Restrictive Covenants are reasonable and necessary to protect the goodwill, trade secrets, and stable workforce acquired by Exar in connection with the consummation of the Merger Agreement; and (vi) the Restrictive Covenants qualify fully for enforcement under the provisions of California Business and Professions Code § 16601.

You further acknowledge and agree that the Restrictive Covenants are of substantial value to Exar and that a breach of any of those covenants and agreements might cause irreparable harm to Exar, for which Exar might have no adequate remedy at law. Therefore, in addition to any other remedies that may be available to Exar, Exar shall be entitled to seek temporary restraining orders, preliminary and permanent injunctions or other equitable relief to specifically enforce your duties and obligations under the Restrictive Covenants, or to enjoin any breach of the Restrictive Covenants, or to restrain you from engaging in any conduct that would constitute a breach of the Restrictive Covenants. The Restricted Period shall be extended by the same amount of time that you are in breach of the Restrictive Covenants. Nothing herein contained shall be construed as prohibiting Exar from pursuing any other remedies available to Exar for any breach or threatened breach of the Restrictive Covenants, including, without limitation, the recovery of damages from you.

As a further condition to your employment with Exar, you will be required to sign and comply with Exar’s standard Employee Proprietary Rights and Non-Disclosure Agreement. You also will be required to comply with Exar’s policies and procedures, as generally in effect from time to time.

This letter agreement represents the entire understanding between you and Exar, the Company or any of their affiliates regarding the matters discussed herein and, at the Effective Time, will supersede all prior agreements, written or oral, between you and Exar, the Company or any of their affiliates (including, without limitation, the Severance and Change of Control Agreement between you and the Company dated May 14, 2008), excluding any acknowledgments or covenants that you entered into relating to the assignment of inventions to the Company or the use or disclosure of the Company’s confidential or trade secret information. This letter agreement will be governed by California law, without application of the conflict of law principles thereof.

If this letter agreement is acceptable, please sign and date in the space provided below and return one copy to Diane Hill, fax (510) 668-7011. This letter agreement shall become effective at the Effective Time. Notwithstanding any provision of this letter agreement to the contrary, this letter agreement is contingent upon the occurrence of the Closing. In the event that the Merger Agreement is terminated or if for any other reason the Closing does not occur, this letter agreement shall be null and void and shall have no further effect. Furthermore, this letter agreement is contingent upon satisfactory completion of a background check and your providing documentation that satisfies the requirements of the Immigration Reform and Control Act of 1986 (please refer to the enclosed notice).

Sincerely, Thomas R. Melendrez General Counsel, Secretary and Executive Vice President, Business Development Enclosure	Agreed and Accepted As of the Date First Written Above: Douglas L. Whiting

EXHIBIT A

FORM OF RELEASE AGREEMENT

I acknowledge that I have read and understand Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.” I hereby expressly waive and relinquish all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to my release of any claims I may have against Exar Corporation (the “Company”).

Except as otherwise set forth in this Agreement, in consideration of benefits I will receive under my offer letter, I hereby release, acquit and forever discharge the Company, its parents and subsidiaries, and their officers, directors, agents, servants, employees, shareholders, successors, assigns and affiliates, of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys’ fees, damages, indemnities and obligations of every kind and nature, in law, equity, or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed (other than any claim for indemnification I may have as a result of any third party action against me based on my employment with the Company), arising out of or in any way related to agreements, events, acts or conduct at any time prior to and including the Effective Date of this Agreement (as defined below), including but not limited to: all such claims and demands directly or indirectly arising out of or in any way connected with my employment with the Company or the termination of that employment, including but not limited to, claims of intentional and negligent infliction of emotional distress, any and all tort claims for personal injury, claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of compensation; claims pursuant to any federal, state or local law or cause of action including, but not limited to, the federal Civil Rights Act of 1964, as amended; the federal Age Discrimination in Employment Act of 1967, as amended (“ADEA”); the federal Americans with Disabilities Act of 1990; the California Fair Employment and Housing Act, as amended; tort law; contract law; wrongful discharge; discrimination; fraud; defamation; emotional distress; and breach of the implied covenant of good faith and fair dealing.

I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under ADEA. I also acknowledge that the consideration given for the waiver and release in the preceding paragraph hereof is in addition to anything of value to which I was already entitled. I further acknowledge that I have been advised by this writing, as required by the ADEA, that: (a) my waiver and release do not apply to any rights or claims that may arise after the Effective Date of this Agreement; (b) I have the right to consult with an attorney prior to executing this Agreement; (c) I have twenty-one (21) days to consider this Agreement (although I may choose to voluntarily execute this Agreement earlier); (d) I have seven (7) days following the execution of this Agreement by the parties to revoke the Agreement; and (e) this Agreement shall not be effective until the date upon which the revocation period has expired, which shall be the eighth (8th) day after this Agreement is executed by me, provided that the Company has also executed this Agreement by that date (the “Effective Date”).

IN WITNESS WHEREOF, this Release Agreement has been executed and delivered by the parties hereto.

EXAR CORPORATION	EMPLOYEE

By:	Name:

Title:	Date:

Date: